HERTZ GLOBAL HOLDINGS, INC.
8501 Williams Road
Estero, Florida 33928
June 10, 2019
VIA EDGAR
Mr. Patrick Kuhn
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:     Hertz Global Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-231878)
Dear Mr. Kuhn:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hertz Global Holdings, Inc. (the “Issuer”) respectfully requests that the effective date of the Issuer’s Registration Statement on Form S-3 (File No. 333-231878) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on June 12, 2019 or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Rupa Briggs of White & Case LLP at (212) 819-7621.
[Signature Page Follows]

Very truly yours,

Hertz Global Holdings, Inc.

By:	/s/ Jamere Jackson
	Name:	Jamere Jackson
	Title:	Executive Vice President and Chief Financial Officer